Exhibit 99.1

Nano Dimension Raises $4 Million (NIS 14.4 Million) from an Israeli

Institutional Investor through a Private Placement

Following this investment, Ayalim Trust Funds will hold approximately 6.4%

of Nano Dimension’s issued share capital

NESS ZIONA, Israel- May 17, 2017 - Nano Dimension Ltd., a leader in the field of 3D printed electronics (NASDAQ, TASE: NNDM), announced today that it has signed a private placement agreement with Ayalim Trust Funds, an Israeli institutional investor, for the funds under its management.

As a part of this funding, which totaled NIS 14.4 Million (approximately $4 million), the Company will issue 3,430,000 ordinary shares at a price per share of NIS 4.2 (approximately $1.17 per ordinary share, or $5.85 per ADS). This funding does not include issuance of warrants and was priced at a minimum discount compared to the market price. The issued ordinary shares will be restricted for a period of six months under Israeli securities laws.

Following the issuance, this institutional investor will hold approximately 6.4% of Nano Dimension’s issued share capital. The private placement is expected to close following TASE approval, subject to customary closing conditions.

The securities described herein have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements.

About Nano Dimension Ltd.

Nano Dimension, founded in 2012, focuses on development of advanced 3D printed electronics systems and advanced additive manufacturing. Nano Dimension’s unique products combine three advanced technologies: 3D inkjet, 3D software and nanomaterials. The company’s primary products include the first 3D printer dedicated to printing multi-layer PCBs (printed circuit boards) and advanced nanotechnology-based conductive and dielectric inks.

The company’s American Depositary Shares are traded on the NASDAQ, and its ordinary shares are also traded on the TASE in Israel. The Bank of New York Mellon serves as the depositary for Nano Dimension.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward looking statements in this press release when it discusses the expected timing of the closing. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com